UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BOK Financial Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Williams Center, Plaza East
(No. and Street)

Tulsa	Oklahoma	74172
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Katie Dodson	(405)272-2526	katie.dodson@bokf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Williams Center Suite 1700	Tulsa	OK	74172
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katie Dodson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BOK Financial Securities, Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Katie Dodson

Digitally signed by Katie Dodson
Date: 2026.02.06 12:13:45 -06'00'

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENT
BOK Financial Securities, Inc.
Year Ended December 31, 2025
With Report of Independent
Registered Public Accounting Firm

BOK Financial Securities, Inc.

Financial Statement
December 31, 2025

Contents



Ernst & Young LLP
Suite 1700
1700 One Williams
Center
Tulsa, OK 74172

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of BOK Financial Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BOK Financial Securities, Inc. (the "Company") as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1990.

February 6, 2026

BOK Financial Securities, Inc.

Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	39,196,021
Securities owned, at fair value		57,218,216
Receivables from broker-dealers		5,258,313
Receivables from investment banking activities		400,294
Interest receivable		340,587
Prepaid expenses and other assets		1,234,845
Premises and equipment, net		276,023
Deferred tax asset, net		2,514,710
Deposits with third parties		624,400
Total assets	$	107,063,409

Liabilities and stockholder's equity

Liabilities:

Accrued operating expenses	$	14,082,871
Payable to affiliate		2,306,790
Income taxes payable to Parent		317,232
Derivative contracts		59,438
Securities sold not yet purchased, at fair value		15,006,281
Total liabilities		31,772,612

Stockholder's equity:

Common stock, $10 par value – 2,500 shares authorized and issued		25,000
Additional paid-in capital		54,319,734
Retained earnings		20,946,063
Total stockholder's equity		75,290,797
Total liabilities and stockholder's equity	$	107,063,409

See accompanying notes to financial statement.

BOK Financial Securities, Inc.

Notes to Financial Statement
As of December 31, 2025

---

1. Organization and Description of Business

BOK Financial Securities, Inc. ("BOKFS" or "the Company"), a wholly owned subsidiary of BOK Financial Corporation ("the Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). BOKFS is a registered investment adviser with the SEC under the Investment Advisers Act of 1940. BOKFS is permitted to transact business as a broker/ dealer in all 50 states, subject to certain state securities regulations. BOKFS is registered with the SEC and the Municipal Securities Rulemaking Board as a municipal adviser. BOKFS' Parent is a financial holding company authorized to conduct the full range of activities permitted under Section 4(k) of the US Bank Holding Company Act.

BOKFS is a full-service securities firm and engages in investment banking, municipal advisor activities, trading and underwriting, and retail and institutional securities sales. BOKFS offers a variety of investment options, including mutual funds, unit investment trusts, variable annuities, municipal and other fixed-income securities, equities, real estate investment trusts, exchange-traded funds and financial advisory services. BOKFS financial representatives use a network of branch offices located primarily within branches of its national bank affiliate, BOKF, NA, in Oklahoma, Texas, New Mexico, Kansas/Missouri, Colorado, Arkansas and Arizona. BOKFS also services clients through standalone offices in Wisconsin, Nebraska, Tennessee, and Connecticut. As a bank-affiliated broker-dealer, BOKFS is required to disclose to clients and potential clients its relationship with the Parent and that investments (1) are not insured by the Federal Deposit Insurance Corporation, (2) are not deposits or other obligations of and are not guaranteed by any bank or bank affiliate, and (3) are subject to risks, including possible loss of principal invested.

BOKFS' securities transactions are executed and customer accounts are carried and cleared on a fully disclosed basis with BNY Pershing ("Pershing"), a clearing broker-dealer and a wholly owned subsidiary of Bank of New York Mellon. Pershing is a member of FINRA, the New York Stock Exchange and SIPC.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Management believes that the estimates utilized in preparing the financial statement are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposit accounts and money market funds. As of December 31, 2025, cash and cash equivalents includes $30,612,877 in a money market fund sponsored by an unrelated global investment bank and $306,822 is on deposit with an unaffiliated bank. Additionally, $3,300,747 is on deposit with BOKF, NA, and $4,975,575 is invested in a money market fund with the Cavanal Hill Funds. A wholly owned subsidiary of BOKF, NA serves as investment advisor to the Cavanal Hill Funds.

Premises and Equipment

Premises and equipment consists of capitalized occupancy costs, office equipment, furniture and data processing assets. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets which range from three to ten years.

Receivables

BOKFS has net receivables from broker-dealers and investment banking activities. Receivables from broker-dealers represent amounts due for brokerage and funds on deposit for trading. Receivables for investment banking activities are recognized upon completion of underwriting and financial advisory services. BOKFS may reserve for expected uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2025.

Securities Owned, at Fair Value

Securities are acquired by the Company for profit through resale with purchases carried at fair value. The purchase or sale of securities is recognized on a trade date basis.

Derivative Contracts

The Company uses derivative instruments to mitigate market risk of holding Securities Owned. The fair value of derivative instruments used to mitigate market risk are included in derivative contracts in the Statement of Financial Condition. At December 31, 2025, the gross notional value of such contracts was $11,000,000.

When bilateral netting agreements or similar agreements exist between the Company and its counterparties that create a single legal claim or obligation to receive or pay the net amount in settlement of the individual derivative contracts, the Company reports derivative assets and liabilities on a net by counterparty basis.

Derivative contracts may also require the Company to provide or receive cash margin as collateral for derivative assets and liabilities. Derivative contracts are reported net of cash margin when certain conditions are met.

Derivative contracts utilized by the Company are not designated as a hedging instruments for accounting purposes.

Income Taxes

The Parent and its subsidiaries, including the Company, file consolidated tax returns. The Company provides for income taxes on a separate return basis and remits to the Parent amounts determined to be currently payable. The Parent is agent for the Company under a tax sharing agreement with the Company and has no ownership rights to any refunds received for the benefit of the Company.

Deferred tax assets and liabilities are based upon the temporary differences between the values of assets and liabilities as recognized in the financial statement and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect of changes in statutory tax rates on the measurement of deferred tax assets and liabilities is recognized through income tax expense in the period the change is enacted. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized.

Unrecognized tax benefits are included in accrued current income taxes payable for the uncertain portion of recorded tax benefits and related interest. These uncertainties result from the application of complex tax laws, rules, regulations and interpretations, primarily in state taxing jurisdictions. Unrecognized tax benefits are assessed quarterly and may be adjusted through current income tax expense in future periods based on changing facts and circumstances, completion of examinations by taxing authorities or expiration of a statute of limitations.

Recent Accounting Pronouncements

FASB ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*

The FASB issued ASU 2023-09 on December 14, 2023, which amends income tax disclosures to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The new guidance requires the entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company has adopted the requirements as of the year ended December 31, 2025.

FASB ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*

The FASB issued ASU 2025-06 on September 18, 2025, which modernizes the accounting for internal-use-software costs. This amendment eliminates accounting consideration of software project development stages and clarifies the threshold applied to begin capitalizing costs. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently assessing the impact ASU 2025-06 will have on its internal software costs.

3. Net Capital Requirements

BOKFS is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker-dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2025, BOKFS' net capital position was as follows:

Net capital, as defined	$ 58,951,089
Net capital required	1,113,793
Excess capital	$ 57,837,296
Net capital ratio***	28.34%

***The net capital ratio is calculated as aggregate indebtedness, as defined, divided by net capital.

BOKFS does not carry its own customer accounts.

4. Deposits With Third Parties

As of December 31, 2025, deposits with third parties totaled $624,400, including a $100,000 cash security deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement, and good faith deposits of $524,400 represents deposits at issuers to guarantee BOKFS' performance in underwritings.

5. Related Party Transactions

The Company engages in transactions with related parties in the ordinary course of business in compliance with applicable regulations.

As of December 31, 2025, payable to affiliate of $2,306,790 consisted of a payable to BOKF, NA for the intercompany settlement of certain operating expenses. BOKFS' financial obligations to BOKF, NA are guaranteed

by a pledge of cash collateral by the Parent.

The income tax payable to Parent of $317,232 included a $292,997 payable for federal income taxes and $24,235 payable for state income taxes. BOKFS is included in the consolidated income tax return filed by the Parent. Pursuant to a tax sharing agreement between BOKFS and the Parent, income taxes are allocated to BOKFS on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from the Parent.

Under the Networking Services Agreement between BOKF, NA and BOKFS, BOKF, NA shall provide certain operational and administrative services to BOKFS and in turn, BOKFS will reimburse BOKF, NA for services provided.

Under the Revenue Sharing Agreement between BOKF, NA and BOKFS, BOKFS shall make available to its customers a cash sweep program with a bank deposit feature held at BOKF, NA. In consideration of the agreement, BOKF, NA agrees to pay BOKFS a monthly acquisition fee calculated as a percentage of the average monthly balance of customer assets.

The Company acted as a co-manager in financing offerings for an entity who has a common director with the Parent and in a financing offering for its affiliated bank, BOKF, NA.

BOKFS has a secured revolving line of credit with BOKF, NA and an unsecured revolving line of credit with the Parent, as discussed in Note 7.

BOKF, NA may serve as trustee for municipal bond issues underwritten by BOKFS. In that role, BOKF, NA assumes responsibility for all distributions of the proceeds along with payments for principal and interest to the bondholders through maturity.

In compliance with applicable regulations, BOKFS may provide broker-dealer services for certain executive officers, directors, and affiliates of the Parent.

There were no subordinated borrowings during 2025.

6. Financial Instruments

Fair value is defined by applicable accounting guidance as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market for the given asset or liability at the measurement date based on market conditions at that date.

A hierarchy for fair value has been established that categorizes into three levels the inputs to valuation techniques used to measure fair value:

Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1) - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Significant Other Observable Inputs (Level 2) - Fair value is based on significant other observable inputs, which are generally determined based on a single unadjusted price for each financial instrument provided by an applicable third-party pricing service and is based on one or more of the following:

- Quoted prices for similar, but not identical, assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and
- Other inputs derived from or corroborated by observable market inputs.

Significant Unobservable Inputs (Level 3) - Fair value is based on model-based valuation techniques for which at least one significant assumption is not observable in the market.

Transfers between levels are recognized as of the end of the reporting period. There were no transfers in or out of quoted prices in active markets for identical instruments, significant other observable inputs or significant unobservable inputs for the year ended December 31, 2025.

The underlying methods used by the third-party pricing services are considered in determining the primary inputs used to determine fair values. Management has evaluated the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers' quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided value and other sources are discussed with the pricing service to understand the basis for their values. Based on all observable inputs, management may adjust prices obtained from third-party pricing services to more appropriately reflect the prices that would be received to sell assets or paid to transfer liabilities in orderly transactions in the current market. No significant adjustments were made to prices provided by third-party pricing services at December 31, 2025.

Certain assets and liabilities recorded in the financial statement are measured at fair value on a recurring basis are as follows as of December 31, 2025:

	Total	Quoted Prices in Active Market for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets				
Securities owned:				
State and municipal obligations	$ 39,232,608	$ —	$ 39,232,608	$ —
Obligations of the Federal Home Loan Bank	11,440,619	—	11,440,619	—
Brokered certificates of deposit	83,936	—	83,936	—
Corporate obligations	1,899,003	—	1,899,003	—
Preferred stock	2,167,498	—	2,167,498	—
Total securities at fair value in the fair value hierarchy	$ 54,823,664	$ —	$ 54,823,664	$ —
Total securities valued at net asset value ("NAV") per share as a practical expedient	2,394,552			
Total Securities Owned	$ 57,218,216			
Liabilities				
Securities sold not yet purchased - US Treasury	$ 15,006,281	$ 15,006,281	$ —	$ —
Derivative contracts	$ 59,438	$ —	$ 59,438	$ —

The following table summarizes assets measured at fair value based on NAV per share as a practical expedient as of December 31, 2025:

	Fair Value	Redemption Frequency	Redemption Notice Period	Previous Redemption Period	Next Redemption Period
Private Real Estate Investments	$ 1,718,532	Quarterly	Up to 1 day prior to quarter end	Dec 2025	Mar 2026
Business Development Corp	676,020	Closed	Closed	May 2025	Unknown
Total securities valued at NAV per share	$ 2,394,552				

Certain investments valued at NAV have suspended their share repurchase program which limits BOKFS' ability to liquidate those investments. For investments which have an open redemption program, BOKFS may not receive the full redemption request limiting the Company's ability to liquidate those investments. BOKFS may still receive income distributions while the redemption periods are closed. There are no unfunded commitments related to these investments. If sold, it is probable they will be sold at amounts different from the net asset value per share.

BOKFS is engaged in various trading and brokerage activities in which counterparties are primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, BOKFS may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is BOKFS' policy to review, as necessary, the credit standing of each counterparty and each issuer.

7. Funding Arrangements

In addition to its own resources, BOKFS utilizes financing agreements with BOKF, NA and Pershing as funding sources for its trading and investment banking activities.

BOKFS has a revolving line of credit with BOKF, NA of $60 million. There were no amounts drawn under this line of credit during 2025. Any outstanding amounts under the line must be fully collateralized by qualifying securities from the trading securities portfolio. BOKF, NA does not have the right to sell or re-pledge these securities. Interest is based on the Daily Simple Secured Overnight Financing Rate ("SOFR"), plus a 0.10% SOFR adjustment, plus 1.25% and is paid monthly. The line matures on October 31, 2026.

In accordance with SEC rules, the Company's trades are executed and cleared in proprietary accounts, which allow Pershing, as the clearing firm, to loan BOKFS funds for the purposes of financing securities purchases or to facilitate funding of investment banking activities, on terms to be negotiated at the time of the borrowing. Such loans are subject to SEC regulations and clearing firm requirements. BOKFS had no outstanding borrowings from Pershing at December 31, 2025. Under the terms of the clearing agreement, the Company has granted a blanket pledge of eligible securities as collateral for these advances. The interest rate is determined in accordance with the terms of the Clearing Agreement between the Company and Pershing.

BOKFS has an unsecured $15 million revolving line of credit with the Parent. There were no amounts drawn under this line of credit during 2025. The primary purpose of the line is to provide additional liquidity and other uses, as allowed with prior approval from the Parent. Interest is based on SOFR, plus a 0.10% SOFR adjustment, plus 1.50% and is paid monthly. The line matures on October 31, 2026.

8. Commitments and Contingencies

BOKFS is an introducing broker to Pershing for equity and fixed income investment transactions pursuant to a fully disclosed clearing agreement. As such, BOKFS has agreed to indemnify Pershing against potential losses due to a customer's failure to settle a transaction or repay a margin loan. Equity and fixed income transactions are settled

within one business day of the trade date. Customer margin loans are due on demand. All unsettled transactions are collateralized by the security being purchased. Customer margin loans are secured, as required by the Board of Governors of the Federal Reserve Regulation T, *Credit by Brokers and Dealers*. At December 31, 2025, the total amount of customer balances subject to indemnification was not material. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The fair value of the guarantee is not significant, and no amount was recorded on BOKFS' Statement of Financial Condition to reflect this contingent liability based on an assessment of probable loss.

In the ordinary course of business, BOKFS is subject to legal actions and complaints. Management believes, based upon the opinion of counsel, that actions and liability or loss, if any, resulting from the final outcomes of any such actions and complaints will not have a material effect on the Company's financial condition, results of operations or cash flows.

In the normal course of business, BOKFS enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2025, and were subsequently settled, had no material effect on the financial statement.

9. Income Taxes

The net deferred tax asset of $2,514,710 reflects the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized. No valuation allowance was required at December 31, 2025.

Deferred tax assets:	
Depreciation	$ 59,741
Accrued liabilities	2,335,729
Identifiable intangibles	160,937
Stock based compensation	42,422
Total deferred tax assets	2,598,829
Deferred tax liabilities:	
Prepaid expenses	84,119
Total deferred tax liabilities	84,119
Deferred tax asset, net	$ 2,514,710

Cash refund of taxes from Parent for income taxes consisted of the following:

Federal	$ 839,182
State	44,952
Total taxes refunded	$ 884,134

There were no uncertain tax positions at December 31, 2025.

Federal statutes remain open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

10. Subsequent Events

BOKFS has evaluated events from the date of the financial statement on December 31, 2025, through the date the financial statement was issued. No events were identified requiring recognition in and/or disclosure in the financial statement.